                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                --------------------------------------------
                                SCHEDULE 13G

                               (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(b) AND (c) AND AMENDMENTS THERETO FILED
                            PURSUANT TO 13d-2(b)


                             (Amendment No. 1)(1)


                             FATBRAIN.COM, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                COMMON STOCK
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                               20520N 10 8
                     ----------------------------------
                              (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

-------------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20520N 10 8                 13G                     Page 2 of 9 Pages
-------------------------------------------------------------------------------

 (1) Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of above persons

          SIERRA VENTURES V, A CALIFORNIA LIMITED PARTNERSHIP ("SIERRA V") 94-3222153

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /   (b)  /X/
     of a Group*
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

          CALIFORNIA LIMITED PARTNERSHIP
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power                        -0-
 Beneficially
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power                1,838,143
 Person With:
                             --------------------------------------------------
                              (7) Sole Dispositive Power                   -0-

                             --------------------------------------------------
                              (8) Shared Dispositive Power           1,838,143

-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person    1,838,143

-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row 9                       16%

-------------------------------------------------------------------------------
(12) Type of Reporting Person*                                               PN

-------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 20520N 10 8                 13G                     Page 3 of 9 Pages
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of above persons

          SV ASSOCIATES V, L.P. ("SV ASSOCIATES")
          94-3222154

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /   (b)  /X/
     of a Group*
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

          CALIFORNIA LIMITED PARTNERSHIP
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power                        -0-
 Beneficially
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power                1,838,143
 Person With:
                             --------------------------------------------------
                              (7) Sole Dispositive Power                   -0-

                             --------------------------------------------------
                              (8) Shared Dispositive Power           1,838,143

-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person    1,838,143

-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row 9                       16%

-------------------------------------------------------------------------------
(12) Type of Reporting Person*                                             PN

-------------------------------------------------------------------------------


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                                                       Page 4 of 9 Pages

ITEM 1(a)        NAME OF ISSUER:

                 Fatbrain.com, Inc.

                ---------------------------------------------------------------
ITEM 1(b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 1308 Orleans Drive
                 Sunnyvale, CA 94089

                ---------------------------------------------------------------


ITEM 2(a)       NAME OF PERSON FILING:

                This amended statement is being filed by SV Associates V, L.P., a California Limited Partnership ("SV Associates") whose principal business is 3000 Sand Hill Road, Building Four, Suite 210, Menlo Park, California 94025. SV Associates is general partner to Sierra Ventures V, a California Limited Partnership ("Sierra V"). With respect to SV Associates, this amended statement relates only to SV Associates' indirect, beneficial ownership of shares of Common Stock of Fatbrain.com, Inc. (the "Shares"). The Shares are held directly by Sierra V, and SV Associates does not directly or otherwise hold any Shares. Management of the Business affairs of SV Associates, including decisions respecting disposition and/or voting of the Shares, is by majority decision of the general partners of SV Associates listed on Exhibit B hereto. Each individual general partner disclaims beneficial ownership of the Shares.

                ----------------------------------------------------------------
ITEM 2(b)       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                See Above.

                ----------------------------------------------------------------
ITEM 2(c)       CITIZENSHIP

                See Above.

                ----------------------------------------------------------------
ITEM 2(d)       TITLE OF CLASS OF SECURITIES:

                Common Stock

                ----------------------------------------------------------------
ITEM 2(e)       CUSIP NUMBER:

                20502N 10 8

                ----------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                Not applicable.


ITEM 4.         OWNERSHIP.

                Please see Rows 5-11 of cover pages.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                Not applicable.


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                                                            Page 5 of 9 Pages

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                Under certain circumstances set forth in the Limited Partnership agreements of Sierra V and SV Associates, the general and limited partners of such entities may have the right to receive dividends from, or the proceeds from the sale of shares of Common Stock of Fatbrain.com, Inc. held by such entity. No such partner's rights relate to more than five percent of the class.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                Not applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

                Not applicable.

ITEM 10.        CERTIFICATION.

                Not applicable.


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                                                            Page 6 of 9 Pages

                                  SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    February 14, 2000

                                SV ASSOCIATES V, L.P.

                By:             /s/  Peter C. Wendell
                                ---------------------------------------------
                                Peter C. Wendell
                                General Partner






                                SIERRA VENTURES V., A
                                CALIFORNIA LIMITED
                                PARTNERSHIP
                                By SV Associates V, L.P., its
                                General Partner





                           By:  /s/  Peter C. Wendell
                                ---------------------------------------------
                                Peter C. Wendell
                                General Partner

                                                              Page 7 of 9 Pages

                                  EXHIBIT INDEX

                                                                                                   Found on
                                                                                                 Sequentially
       Exhibit                                                                                  Numbered Page
       -------                                                                                  -------------
      Exhibit A:        Agreement of Joint Filing                                                     8

      Exhibit B:        List of General Partners of SV Associates V, L.P.                             9


                                                              Page 8 of 9 Pages

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

         The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 14, 2000, containing the information required by Schedule 13G, for the Shares of the Common Stock of Fatbrain.com, Inc. held by Sierra Ventures V, a California Limited Partnership.

         February 14, 2000

                                SV ASSOCIATES V, L.P.

                By:             /s/  Peter C. Wendell
                                ---------------------------------------------
                                Peter C. Wendell
                                General Partner






                                SIERRA VENTURES V., A
                                CALIFORNIA LIMITED
                                PARTNERSHIP
                                By SV Associates V, L.P., its
                                General Partner




                                By:  /s/  Peter C. Wendell
                                ---------------------------------------------
                                Peter C. Wendell
                                General Partner



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                                                              Page 9 of 9 Pages

                                    EXHIBIT B

                    GENERAL PARTNERS OF SV ASSOCIATES V, L.P.

         Set forth below, with respect to each general partners of SV Associates V, L.P. is the following: (a) name; (b) business address and (c) citizenship.

         1.       (a)      Peter C. Wendell

                  (b)      c/o Sierra Ventures
                           3000 Sand Hill Road
                           Building Four, Suite 210
                           Menlo Park, CA 94025

                  (c)      United States Citizen



         2.       (a)      Jeffrey M. Drazan

                  (b)      c/o Sierra Ventures
                           3000 Sand Hill Road
                           Building Four, Suite 210
                           Menlo Park, CA 94025

                  (c)      United States Citizen